Exhibit 16

               [LETTERHEAD OF MARDEN HARRISON & KREUTER CPAS PC]

Securities and Exchange Commission
Washington, D.C. 20549

Gentleman:

We were previously principal accountants for Amici Ventures, Inc. and on May 14, 2002, we reported on the condensed consolidated financial statements of the Company for the nine months ended March 31, 2002.

Effective May 20, 2002, we have resigned from this account due primarily to fee issues. We have not had any disagreements with the Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure or any reportable events.

Very truly yours,


/s/ Marden Harrison & Kreuter CPAs PC

White Plains, New York
May 20, 2002


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